SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company (Issuer))
GENNX360 GVI ACQUISITION CORP. (Name of Filing Person — Offeror)
GENNX360 GVI HOLDING, INC. (Name of Filing Person — Parent of Offeror)
GENNX360 CAPITAL PARTNERS, L.P. (Name of Filing Person — Other)
GENNX360 GP, LLC (Name of Filing Person — Other)
GENNX360 MANAGEMENT COMPANY, LLC (Name of Filing Person — Other)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
36242E200
(CUSIP Number of Class of Securities)
GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, NY 10022
Attention: Matthew Guenther
Tel: 212-257-6776
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copy to:
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Bradley C. Vaiana, Esq.
Tel: 212-294-2610
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of filing Fee (2)
$13,732,103	$766.25

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 36,137,114 shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc. (“GVI”) issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares, and (ii) the offer price of $0.38 per Share. The calculation of the filing fee is based on GVI’s representation of its capitalization as of October 21, 2009.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☑      Check the box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $766.25	Filing Party:	GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
GenNx360 Capital Partners, L.P.
GenNx360 GP, LLC
GenNx360 Management Company, LLC
Form or Registration No.: Schedule TO                               Date Filed: November 3, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EX-99.A.5.D

     This Amendment No. 2 is filed by (i) GenNx360 GVI Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), (ii) Parent, (iii) GenNx360 Capital Partners, L.P., a Delaware limited partnership (the “Sponsor”), (iv) GenNx360 GP, LLC, a Delaware limited liability company (“GenNx360 GP”), and (v) GenNx360 Management Company, LLC, a Delaware limited liability company (“GenNx360”), under cover of Schedule TO, which amends and supplements the original Tender Offer Statement filed by Purchaser, Parent, Sponsor, GenNx360 GP and GenNx360, under cover of Schedule TO with the United States Securities and Exchange Commission on November 3, 2009 (which together with any amendments and supplements thereto, collectively constitute this “Schedule TO”).
     The information relating to the Offer set forth in the Offer to purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein or to the extent specifically provided in the schedules and exhibits hereto, each of which is hereby expressly incorporated by reference herein.
Item 11. Additional Information.
     Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “The Tender Offer — Section 15 — “Certain Legal Matters” by adding the following paragraph immediately before “The Tender Offer — Section 16 — “Fees and Expenses.”
     “Litigation. Subsequent to the announcement of the Offer, a complaint was filed on behalf of a putative class of public stockholders of GVI on November 9, 2009 in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al., (C.A. No. 5056-VCP) (the “Complaint”). The Complaint names as defendants GVI, the members of the GVI Board, Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360. The Complaint alleges, among other things, that the members of the GVI Board, aided and abetted by GVI, Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360, breached their fiduciary duties to GVI’s stockholders in connection with the Offer, the Merger, the Merger Agreement, and the Transactions by failing to ensure that stockholders would obtain fair and adequate consideration. The Complaint seeks, among other things, certification of a class consisting of owners of GVI common stock excluding defendants and their affiliates, an order preliminarily and permanently enjoining defendants from proceeding with and consummating the Offer, the Merger and the proposed Transactions, rescission of the Offer, the Merger and the proposed Transactions in the event they are consummated, an accounting by the defendants to plaintiff for damages sustained by them, and payment of plaintiff’s costs and attorneys’ fees. With respect to the Complaint, Parent, Purchaser, the Sponsor, GenNx360 GP and GenNx360 believe, particularly with respect to the allegations in the Complaint about them, that the plaintiff’s allegations against them lack merit and will contest them vigorously. Based on the disclosures in Amendment No. 1 to the Schedule 14D-9, GVI also believes that the plaintiff’s allegations against GVI and the GVI Board lack merit and will contest them vigorously. This summary is qualified in its entirety by reference to the Complaint, which is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated in this Offer to Purchase by reference.”

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and restated by adding Exhibit (a)(5)(D) as set forth below.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 3, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by GVI and Sponsor on October 22, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Purchaser on October 22, 2009).*

(a)(5)(B)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Steven Walin (incorporated by reference to Exhibit 10.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(a)(5)(C)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Joseph Restivo (incorporated by reference to Exhibit 10.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al., (C.A. No. 5056-VCP).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(2)	Equity Commitment Letter, dated as of October 21, 2009, by the Sponsor (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among Parent, Purchaser, GVI and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(4)	Form of Restricted Stock Subscription Agreement (incorporated by reference to Exhibit (e)(10) to GVI’s Schedule 14D-9 filed with the Securities and Exchange Commission on November 3, 2009).*

(d)(5)	Confidentiality Agreement, dated May 8, 2009, by and between GVI and GenNx360.*

(g)	Not applicable.

Exhibit	Exhibit Name
(h)	Not applicable.

99.1	Press Release, dated November 3, 2009.*

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

GENNX360 GVI HOLDING, INC.

By: Name:	/s/ Matthew Guenther Matthew Guenther
Title:	Vice President

GENNX360 GVI ACQUISITION CORP.

By: Name:	/s/ Matthew Guenther Matthew Guenther
Title:	Vice President

GENNX360 CAPITAL PARTNERS, L.P.
By: GenNx360 GP, LLC
Its: General Partner

By: Name:	/s/ Lloyd G. Trotter Lloyd G. Trotter
Title:	Managing Member

GENNX360 GP, LLC

By: Name:	/s/ Lloyd G. Trotter Lloyd G. Trotter
Title:	Managing Member

GENNX360 MANAGEMENT COMPANY, LLC

By: Name:	/s/ Lloyd G. Trotter Lloyd G. Trotter
Title:	Managing Member
Date: November 19, 2009